

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re:** **American International Group, Inc.**
> **Form 8-K**
> **Filed February 9, 2011**
> **File No. 001-8787**

Dear Mr. Benmosche:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief